WEBFOLIO INC.
                  1129 8 Street S.E. Calgary AB Canada T2G 2Z6
                               web.folio@yahoo.com
                    Telephone (403)863-6225 Fax (810)963-0278
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                                                                   April 3, 2013

Ms. Katherine Wray, Attorney-Advisor
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Webfolio Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed February 28, 2013
    File No. 333-182970

Dear Ms. Wray,

Thank you for your assistance in the review of our filing. In response to your comment of April 1, 2013 we have the following revision.

General

     1. We have added a signature block on page 44 to clarify that Robin Thompson is the sole director of the Company.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Robin Thompson
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Robin Thompson
Chief Executive Officer & Sole Director